UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JBI, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
88575M 20 0
(CUSIP Number)

Kenneth Friedman 27800 Pacific Coast Highway Malibu, CA 90265 (310) 589-8485
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88575M 20 0	Page 2 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Murray Edward Bleach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 625,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 3 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Peter J. Bruce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 4 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael R. Coulton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 5 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Melissa Bridgeford Doering
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 6 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard Dunn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,991,996
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,991,996
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,991,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.37%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 7 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth T. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,017,306
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,017,306
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 8 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Glikbarg Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 327,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88575M 20 0	Page 9 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS R. N. Gold & Company, Inc. Profit Sharing Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 88575M 20 0	Page 10 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard N. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 225,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 11 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Asami Ishimaru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,797,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,797,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 12 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Craig Linden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,797,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,797,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 13 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Meyer & Doreen Luskin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,899,999
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,899,999
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,899,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88575M 20 0	Page 14 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moreno Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 620,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 620,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88575M 20 0	Page 15 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Duncan D. Murdoch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 602,000
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 602,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 16 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sherwin N. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,750
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 17 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Luke R. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 18 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lawrence A. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 19 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard W. Heddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 20 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stephen A. Mao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 21 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Craig Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 22 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lori Steele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,250
	8	SHARED VOTING POWER 4,503
	9	SOLE DISPOSITIVE POWER 394,250
	10	SHARED DISPOSITIVE POWER 4,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88575M 20 0	Page 23 of 30

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements Amendment No. 1 to the Schedule 13D filed by the Reporting Persons and to otherwise update the reported holdings of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 1, 2012 (“Amendment No. 1”), relating to the common Stock, $0.001 par value per share (“Common Stock”), of JBI, Inc., a Nevada corporation (the “Issuer”). Amendment No. 1 amended and restated the original Schedule 13D, filed by the Reporting Persons with the SEC on May 25, 2012 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in Amendment No. 1.

This Amendment is being filed by the Reporting Persons to disclose the acquisition of additional securities of the Issuer by certain of the Reporting Persons and otherwise update the reported holdings of the Reporting Persons.  This Amendment is also being filed (i) to revise Stephen Mao’s reported holdings of Common Stock to 200,000 shares, which was incorrectly reported in the Original Schedule 13D and Amendment No. 1 as 100,000 shares, and (ii) to revise Sherwin Scott’s reported holdings of Common Stock to 418,750 shares, which was incorrectly reported in the Original Schedule 13D and Amendment No. 1 as 597,571 shares.

This Amendment is also being filed as an exit filing for Samuel May, Trent Vichie and Michael Dorrell.  As described in Item 4 of this Amendment, each of Messrs. May, Vichie and Dorrell waived their rights under the Letter Agreement, and a result of such waivers, are no longer deemed members of the “group” described in Amendment No. 1 and are no longer “reporting persons” included in this Amendment.

The Schedule 13D is only being amended as expressly provided herein.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented with the following information:

The principal executive offices of the Issuer are located at 20 Iroquois St., Niagara Falls, NY 14303.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:

All Reporting Persons that participated in the transactions described in Item 4 used personal funds to purchase the shares of Series B Preferred Stock (as hereinafter defined) described in Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

Series B Preferred Stock Offering

Between December 27, 2012 and January 17, 2013, certain of the Reporting Persons acquired shares of Series B Convertible Preferred Stock, $0.001 par value per share, of the Issuer (the “Series B Preferred Stock”), at a purchase price of $3.50 per share, in a private placement by the Issuer.

The Series B Preferred Stock was created pursuant to a Certificate of Designation setting forth the powers, designations, preferences, rights, qualifications, limitations and restrictions of the Series B Convertible Preferred Stock filed by the Issuer with the Secretary of State of the State of Nevada on December 24, 2012 (the “Series B Designation”).  Pursuant to the Series B Designation, the Series B Preferred Stock is convertible at the election of the holder into shares of Common Stock, at the ratio of seven (7) shares of Common Stock for each share of Series B Preferred Stock, subject to proportional adjustment for stock splits, combinations, consolidations, stock dividends, stock distributions, recapitalizations, reorganizations, reclassifications and other similar events. Upon any conversion, a holder of shares of Series B Preferred Stock must convert all shares of Series B Preferred Stock then held by such holder. All shares of Series B Preferred Stock that remain outstanding on June 30, 2014 shall be automatically converted into Common Stock.

CUSIP No. 88575M 20 0	Page 24 of 30

Pursuant to the Series B Designation, in the event of the liquidation, dissolution or winding up of the Issuer, the holders of the Series B Preferred Stock shall be entitled to receive out of assets of the Issuer available for distribution to stockholders of the Issuer, prior and in preference to any distribution to the holders of any other capital stock of the Issuer, an amount per share of Series B Preferred Stock equal to the original purchase price for such shares of Series B Preferred Stock. The holders of the Series B Preferred Stock will vote together with the Common Stock and not as a separate class, except as otherwise required by law.  Each share of Series B Preferred Stock will have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series B Preferred Stock. The approval of the holders of a majority of the Series B Preferred Stock will be required to amend the Certificate of Designation or to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock in a manner that adversely affects such shares.

The holders of the Series B Preferred Stock shall not be entitled to receive dividends on the Series B Preferred Stock; provided, however, in the event the Board of Directors of the Issuer (the “Board”) declares and pays a dividend in respect of any Common Stock, then the Board shall declare and pay to the holders of the Series B Preferred Stock in an amount per share of Series B Preferred Stock equal to the number of shares of Common Stock into which the Series B Preferred Stock is convertible on the record date established by the Board or under applicable law for such dividend multiplied by the per share amount declared and paid in respect of each share of Common Stock.

The following table provides summary information with respect to Reporting Persons’ acquisitions of shares of Series B Preferred Stock in the Offering, including the date of each acquisition,  the number of shares acquired, and the number of shares of Common Stock to which such shares of Series B Preferred Stock are convertible:

Reporting Person	Date	Number of shares of Series B Preferred Stock	Number of shares of Common Stock into which such shares of Series B Preferred Stock are convertible
Meyer & Doreen Luskin Family Trust	12/27/2012	342,857	2,399,999
Kenneth T. Friedman	12/27/2012	71,429	500,003
Asami Ishimaru*	12/27/2012	57,143	400,001
Craig Linden*	12/27/2012	57,143	400,001
Richard N. Gold**	12/27/2012	14,286	100,002
Duncan D. Murdoch***	12/27/2012	86,000	602,000
Richard Dunn	01/11/2013	375,428	2,627,996
Richard Dunn	01/17/2013	52,000	364,000
Lori Steele	01/11/2013	21,500	150,500
Total		1,020,643	7,144,501
____________

*	Asami Ishimaru and Craig Linden hold all shares as joint tenants with rights of survivorship.
**
Richard N. Gold is the trustee of R.N. Gold & Company, Inc. Profit Sharing Pension Trust, a party to the Letter Agreement (as defined in Amendment No. 1) and a Reporting Person with respect to the Schedule 13D.  Mr. Gold is included in this Amendment as a Reporting Person, and disclaims beneficial ownership of the shares held by R.N. Gold & Company, Inc. Profit Sharing Pension Trust except to the extent of his pecuniary interest therein.

***	Represents shares held by Duncan D. Murdoch and Wailing Chan as tenants in common.

CUSIP No. 88575M 20 0	Page 25 of 30

Waivers of Letter Agreement

On January 17, 2013, Samuel May, a Reporting Person in Amendment No. 1, pursuant to the form of waiver filed as Exhibit 5 hereto, irrevocably waived, released and forever discharged any and all rights Mr. May was entitled to pursuant to the Letter Agreement as described in Amendment No. 1.  As a result, Mr. May is no longer deemed a member of the “group” described in the Schedule 13D, and, thus, is no longer a “reporting person” included in this Amendment.

On March 4, 2013, Trent Vichie, a Reporting Person in Amendment No. 1,  pursuant to the form of waiver filed as Exhibit 5 hereto, irrevocably waived, released and forever discharged any and all rights Mr. Vichie was entitled to pursuant to the Letter Agreement as described in Amendment No. 1.  As a result, Mr. Vichie is no longer deemed a member of the “group” described in the Schedule 13D, and, thus, is no longer a “reporting person” included in this Amendment.

On March 4, 2013, Michael Dorrell, a Reporting Person in Amendment No. 1, pursuant to the form of waiver filed as Exhibit 5 hereto, irrevocably waived, released and forever discharged any and all rights Mr. Dorrell was entitled to pursuant to the Letter Agreement as described in Amendment No. 1.  As a result, Mr. Dorrell is no longer deemed a member of the “group” described in the Schedule 13D, and, thus, is no longer a “reporting person” included in this Amendment.

Each of Messrs. May, Vichie and Dorrell have signed this Amendment solely for the purpose of reporting their respective waivers of the Letter Agreement and the termination of their reporting obligations.  Each of Messrs. May, Vichie and Dorrell takes no responsibility for the accuracy of any other disclosure contained herein.

Miscellaneous

On March 1, 2013, Henry M. Dietrich filed an amendment to Schedule 13D as an exit filing disclosing the sale of all Common Stock owned by Mr. Dietrich.  Therefore, Mr. Dietrich is not included as a “reporting person” in this Amendment.

As of the filing of this Amendment,  Mr. Sherwin Scott was not available to execute this Amendment, however he confirmed his holdings of Common Stock via written correspondence as of February 1, 2013.  Therefore, Mr. Scott’s holdings of Common Stock as described herein are based solely on such correspondence.

* * *

Except as described herein and in the Schedule 13D, as of the date of this Amendment, each of the Reporting Persons has no present plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change to the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those actions enumerated above.

CUSIP No. 88575M 20 0	Page 26 of 30

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment, is incorporated herein by reference.

The percentage ownership information as presented on each Reporting Person’s cover page and in Item 5(a) and Item 5(b) is calculated based on (i) 89,855,816 shares of the Issuer’s Common Stock that were outstanding as of March 4, 2013, and (ii) the issuance of such number of shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock held by such Reporting Person.

(a) – (b) At March 4, 2013, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 21,973,504, or approximately 22.65% of the Issuer’s issued and outstanding shares of Common Stock (assuming the conversion of 1,020,643 shares of Series B Preferred Stock held by the Reporting Persons into 7,144,501 shares of Common Stock).

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote

Murray Edward Bleach	625,000	0.70%	625,000	0
Peter J. Bruce	125,000	0.14%	125,000	0
Michael R. Coulton	125,000	0.14%	125,000	0
Melissa Bridgeford Doering	250,000	0.28%	250,000	0
Richard Dunn(1)	4,991,996	5.37%	4,991,996	0
Kenneth T. Friedman(2)	2,017,306	2.25%	2,017,306	0
Glikbarg Revocable Trust	327,000	0.36%	327,000	0
R.N. Gold & Company, Inc. Profit Sharing Pension Trust(3)	125,000	0.14%	125,000	0
Richard N. Gold(4)	225,002	0.25%	225,000	0
Asami Ishimaru(5)	1,797,298	1.99%	0	1,797,298
Craig Linden(5)	1,797,298	1.99%	0	1,797,298
Meyer & Doreen Luskin Family Trust(6)	4,899,999	5.31%	4,899,999	0
Moreno Energy, Inc.	620,400	0.69%	620,400	0
Duncan D. Murdoch(7)	727,000	0.80%	125,000	602,000
Sherwin N. Scott	418,750	0.46%	418,750	0
Luke R. Taylor	125,000	0.14%	125,000	0
Lawrence A. Weinstein	1,000,000	1.11%	1,000,000	0
Richard W. Heddle	3,000,000	3.34%	3,000,000	0
Stephen A. Mao	200,000	0.22%	100,000	0
Craig Park	100,000	0.11%	100,000	0
Lori Steele(8)	398,753	0.44%	394,250	4,503

CUSIP No. 88575M 20 0	Page 27 of 30
 _____________

(1)	The shares held by Richard Dunn consist of (i) 2,000,000 shares of Common Stock, and (ii) 427,428 shares of Series B Preferred Stock convertible into 2,991,996 shares of Common Stock.

(2)	The shares held by Kenneth T. Friedman consist of (i) 1,517,303 shares of Common Stock, and (ii) 71,429 shares of Series B Preferred Stock convertible into 500,003 shares of Common Stock.

(3)
The shares owned by R.N. Gold & Company, Inc. Profit Sharing Pension Trust (the “Gold Pension Trust”) are beneficially owned by Richard N. Gold. In Amendment No. 1, the Gold Pension Trust (and not Mr. Gold individually) was a Reporting Person

(4)
The shares held by Richard N. Gold consist of (i) 125,000 shares of Common Stock held by the Gold Pension Trust, and (ii) 14,286 shares of Series B Preferred Stock held by Mr. Gold convertible into 100,002 shares of Common Stock.  Mr. Gold is the trustee of Gold Pension Trust, and disclaims beneficial ownership of the shares held by Gold Pension Trust to the extent of his pecuniary interest therein.

(5)
Asami Ishimaru and Craig Linden hold all shares as joint tenants with rights of survivorship, consisting of (i) 1,397,297 shares of Common Stock, and (ii) 57,143 shares of Series B Preferred Stock convertible into 400,001 shares of Common Stock.

(6)
The shares held by Meyer & Doreen Luskin Family Trust consist of (i) 1,517,303 shares of Common Stock, and (ii) 342,857 shares of Series B Preferred Stock convertible into 2,399,999 shares of Common Stock.

(7)
The shares held by Duncan D. Murdoch consist of (i) 125,000 shares of Common Stock held by Mr. Murdoch, and (ii) 86,000 shares of Series B Preferred Stock held by Mr. Murdoch and Wailing Chan as tenants in common, convertible into 602,000 shares of Common Stock.

(8)	The shares held by Lori Steele consist of (i) 248,253 shares of Common Stock, and (ii) 21,500 shares of Series B Preferred Stock convertible into 150,500 shares of Common Stock.

(c) Other than as described in this Schedule 13D or as set forth below, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

On January 15, 2013, Moreno Energy, Inc. sold 23,400 shares of Common Stock in an open market transaction at a price of $0.83 per share.  On January 16, 2013, Moreno Energy, Inc. sold 6,200 shares of Common Stock in an open market transaction at a price of $0.80 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following information:

The Reporting Persons’ response to Item 4 is incorporated by reference herein. In addition, each of the Reporting Persons is a party to the Joint Filing Agreement, which is filed as Exhibit 2 to this Amendment and is incorporated herein by reference.

Except as disclosed in or incorporated by reference into this Item 6 of this Schedule 13D, as amended, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 88575M 20 0	Page 28 of 30

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Letter Agreement, dated as of May 15, 2012, among John Bordynuik, each of the Reporting Persons and certain other persons (incorporated by reference to Exhibit 2 to Schedule 13D filed on May 25, 2012 by Certain of the Reporting Persons with regard to ownership of the Issuer’s Common Stock).

2
Certificate of Designation of Series B Convertible Preferred Stock of the Issuer, as amended (incorporated by reference to (i) Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 31, 2012 and (ii) Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2013).

3
Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 2 to Schedule 13D filed on May 25, 2012 by Certain of the Reporting Persons with regard to ownership of the Issuer’s Common Stock).

4	Powers of Attorney of the Reporting Persons.

5	Form of Waiver of Letter Agreement.

CUSIP No. 88575M 20 0	Page 29 of 30

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

/s/ Michael Dorrell
Michael Dorrell
/s/ Murray Edward Bleach
Murray Edward Bleach

/s/ Peter J. Bruce
Peter J. Bruce

/s/ Michael R. Coulton
Michael R. Coulton

/s/ Melissa B. Doering
Melissa B. Doering

/s/ Richard Dunn
Richard Dunn

/s/ Kenneth T. Friedman
Kenneth T. Friedman
GLIKBARG RECOVABLE TRUST
By: /s/ W. K. Glikbarg
Name: W. K. Glikbarg Title: Trustee

R.N. GOLD & COMPANY, INC. PROFIT SHARING PENSION TRUST By: /s/ Richard N. Gold
Name: Richard N. Gold Title: Trustee

CUSIP No. 88575M 20 0	Page 30 of 30

/s/ Richard N. Gold
Richard N. Gold
/s/ Asami Ishimaru
Asami Ishimaru

/s/ Craig Linden
Craig Linden

MEYER & DOREEN LUSKIN FAMILY TRUST By: /s/ Meyer Luskin
Name: Meyer Luskin Title: Trustee

MORENO ENERGEY, INC. By: /s/ F. Fox Benton III
Name: F. Fox Benton III Title: President

/s/ Duncan D. Murdoch
Duncan D. Murdoch

Sherwin N. Scott

/s/ Luke R. Taylor
Luke R. Taylor

/s/ Trent D. Vichie
Trent D. Vichie

/s/ Lawrence A. Weinstein
Lawrence A. Weinstein

/s/ Richard W. Heddle
Richard W. Heddle

/s/ Stephen A. Mao
Stephen A. Mao

/s/ Craig Park
Craig Park

/s/ Lori Steele
Lori Steele
/s/ Samuel May
Samuel May

Exhibit 4

LIMITED POWER OF ATTORNEY

The undersigned, Murray Edward Bleach (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 22nd day of February, 2013.

/s/ Murray Edward Bleach Murray Edward Bleach

LIMITED POWER OF ATTORNEY

The undersigned, Peter J. Bruce (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 15th day of February, 2013.

/s/ Peter J. Bruce Peter J. Bruce

LIMITED POWER OF ATTORNEY

The undersigned, Michael R. Coulton (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 21st day of February, 2013.

/s/ Michael R. Coulton Michael R. Coulton

LIMITED POWER OF ATTORNEY

The undersigned, Melissa Bridgeford Doering (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 28th day of February, 2013.

/s/ Melissa Bridgeford Doering Melissa Bridgeford Doering

LIMITED POWER OF ATTORNEY

The undersigned, Richard Dunn (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 14th day of February, 2013.

/s/ Richard Dunn Richard Dunn

LIMITED POWER OF ATTORNEY

The undersigned, Kenneth T. Friedman (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 15th day of February, 2013.

/s/ Kenneth T. Friedman Kenneth T. Friedman

LIMITED POWER OF ATTORNEY

The undersigned, Glikbarg Revocable Trust (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 13th day of February, 2013.

GLIKBARG REVOCABLE TRUST By: /s/ W. K. Glikbarg Name: W. K. Glikbarg Title: Trustee

LIMITED POWER OF ATTORNEY

The undersigned, R.N. Gold & Company, Inc. Profit Sharing Pension Trust (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 16th day of February, 2013.

R.N. GOLD & COMPANY, INC. PROFIT SHARING PENSION TRUST By: /s/ Richard N. Gold Name: Richard N. Gold Title: Trustee

LIMITED POWER OF ATTORNEY

The undersigned, Richard N. Gold (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 16th day of February, 2013.

/s/ Richard N. Gold Richard N. Gold

LIMITED POWER OF ATTORNEY

The undersigned, Asami Ishimaru (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 14th day of February, 2013.

/s/ Asami Ishimaru Asami Ishimaru

LIMITED POWER OF ATTORNEY

The undersigned, Craig Linden (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 14th day of February, 2013.

/s/ Craig Linden Craig Linden

LIMITED POWER OF ATTORNEY

The undersigned, Moreno Energy, Inc. (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 14th day of February, 2013.

MORENO ENERGY, INC. By: /s/ F. Fox Benton III Name: F. Fox Benton III Title: President

LIMITED POWER OF ATTORNEY

The undersigned, Richard W. Heddle (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 28th day of February, 2013.

/s/ Richard W. Heddle Richard W. Heddle

LIMITED POWER OF ATTORNEY

The undersigned, Craig Park (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 14th day of February, 2013.

/s/ Craig Park Craig Park

LIMITED POWER OF ATTORNEY

The undersigned, Lori Steele (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 22nd day of February, 2013.

/s/ Lori Steele Lori Steele

LIMITED POWER OF ATTORNEY

The undersigned, Meyer & Doreen Luskin Family Trust (the “Shareholder”), does hereby constitute and appoint Edward C. Normandin as the Shareholder’s true and lawful attorney-in-fact, whom is hereby authorized, for the Shareholder and in the Shareholder’s name and on its behalf as a shareholder of JBI, Inc., to prepare, execute in the Shareholder’s  name and on its behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) any and all forms, instruments or documents, including (i) a Form ID, including any necessary amendments thereto and any other documents necessary or appropriate to obtain codes and passwords enabling the Shareholder to make electronic filings with the SEC, (ii) a Schedule 13D and including any amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 13 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 13”), and (iii) all forms, instruments or documents, including any necessary amendments thereto, as such attorney deems necessary or advisable to enable the Shareholder to comply with Section 16 of the Securities Exchange Act of 1934 or any rule or regulation of the SEC in respect thereof (collectively, “Section 16”).

The Shareholder does hereby ratify and confirm all acts the Shareholder’s said attorney shall do or cause to be done by virtue hereof. The Shareholder acknowledges that the foregoing attorney-in-fact, serving in such capacity at the Shareholder’s request, is not assuming, nor is JBI, Inc. assuming, any of the Shareholder’s responsibilities to comply with Section 13 or Section 16.

This power of attorney shall remain in full force and effect until it is revoked by the Shareholder in a signed writing delivered to such attorney-in-fact or the Shareholder is no longer required to comply with Section 13 and Section 16, whichever occurs first.

WITNESS the execution hereof this 5th day of March, 2013.

MEYER & DOREEN LUSKIN FAMILY TRUST

By: /s/ Meyer Luskin
Name: Meyer Luskin
Title: Trustee

Exhibit 5

John Bordynuik
1783 Allanport Road
Thorold, Ontario L0S 1K0
Canada

Dear Mr. Bordynuik:

Reference is made to the letter agreement dated May 15, 2012 (the “Letter Agreement”) among you, the undersigned and certain other signatories thereto (the undersigned and such other signatories being referred to herein individually as an “Investor” and, collectively, as the “Investors”) arising in connection with the subscription by the Investors for common stock of JBI, Inc. (the “Company”) pursuant to the terms of the Subscription Agreement dated May 15, 2012 between the Company and the Investors.

The undersigned hereby irrevocably waives, releases and forever discharges any and all rights as an Investor arising pursuant to the Letter Agreement including, without limitation, the right to acquire any shares of the Series A Super Voting Preferred Stock of the Company pursuant to Section 13 of the Letter Agreement.  It is my intention and understanding by waiving my aforementioned rights that, for Section 16 and Schedule 13D purposes, I will no longer be part of the “group” consisting of Investors who signed the Letter Agreement.

INVESTOR: ______________________________

cc:
Edward C. Normandin, Esq.
Pryor Cashman LLP
7 Times Square
New York, NY 10036-6569